                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         Cablevision Systems Corporation
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   12686C-10-9
                                 (CUSIP Number)

                              Bruce D. Haims, Esq.
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  June 30, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

CUSIP No. 12668C-10-9             13D                      Page 2 of 6 Pages



-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON                       Kathleen Margaret Dolan
         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON                                SS:  ###-##-####

-------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                     (b) [ ]

-------------------------------------------------------------------------------

3        SEC USE ONLY

-------------------------------------------------------------------------------

4        SOURCE OF FUNDS
                                                                     OO

-------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                       [ ]

-------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                     U.S.A.
-------------------------------------------------------------------------------

                           7        SOLE VOTING POWER                2,000*
 NUMBER OF
   SHARES
BENEFICIALLY               8        SHARED VOTING POWER          2,233,482*
  OWNED BY
    EACH
  REPORTING                9        SOLE DISPOSITIVE POWER           2,000*
   PERSON
    WITH
                           10       SHARED DISPOSITIVE POWER     2,233,482*


-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     2,235,482*
-------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                      [ ]
-------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                     4.1%**
-------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON
                                                                     IN

-------------------------------------------------------------------------------


* Total reflects shares received as the result of 2-for-1 stock split on March 30, 1998.
**       Based on increase in number of outstanding shares.

CUSIP No. 12668C-10-9             13D                      Page 3 of 6 Pages



                    CONTINUATION PAGES OF AMENDMENT NO. 2 TO
                       STATEMENT ON SCHEDULE 13D FILED BY
              KATHLEEN MARGARET DOLAN, INDIVIDUALLY AND AS TRUSTEE

                  This Amendment No. 2 to the Schedule 13D, dated November 15, 1994, and as amended by Amendment No. 1 thereto, dated June 27, 1997 (as so amended, the "Schedule 13D"), previously filed by Kathleen Margaret Dolan ("Ms. Dolan"), relates to Ms. Dolan's beneficial ownership of stock of Cablevision Systems Corporation, a Delaware corporation (the "Issuer"). The cover page, Item 5 and Exhibit A are hereby supplemented and amended.

Item 2. IDENTITY AND BACKGROUND.

                  (b) The residence of Ms. Dolan is 666 Greenwich Street, New York, NY 10014.

                  (c) The present principal occupation of Ms. Dolan is making, developing and producing educational and other video programs.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of June 30, 1998, including shares received as the result of a 2-for-1 stock split on March 30, 1998, Ms. Dolan may be deemed to beneficially own an aggregate of 2,235,482 shares of Class A Common Stock, par value $.01 per share of the Issuer (the "Class A Common Stock") as a result of her beneficial ownership of (i) 1,433,482 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock") which are convertible at the option of the holder share for share into Class A Common Stock and (ii) 802,000 shares of Class A Common Stock. Based on an increase in the number of shares outstanding, this aggregate amount represents approximately 4.1% of the outstanding shares of Class A Common Stock (including shares of Class A Common Stock issuable upon the conversion of shares of the Class B Common Stock).

                  (b) Ms. Dolan has the (i) sole power to vote or to direct the vote of 2,000 shares of Class A Common Stock; (ii) shared power to vote or direct the vote of 800,000 shares of Class A Common Stock; (iii) shared power to vote or direct the vote of 1,433,482 shares of Class B Common Stock convertible into Class A Common Stock; (iv) sole power to dispose or to direct the disposition of 2,000 shares of Class A Common Stock; (v) shared power to dispose or to direct the disposition of 800,000 shares of Class A Common Stock; and (iv) shared power to dispose or to direct the

CUSIP No. 12668C-10-9             13D                      Page 4 of 6 Pages



disposition of 1,433,482 shares of Class B Common Stock convertible into Class A Common Stock. See Exhibit A.

                  (c) On June 30, 1998, Mr. Charles F. Dolan contributed 530,000 shares of Class A Common Stock to the Dolan Children's Foundation.

                  (d) See Exhibit A.

                  (e) Prior to June 30, 1998, Ms. Dolan ceased to be the beneficial owner of more than 5% of the class of securities, due to an increase in the number of outstanding shares.

CUSIP No. 12668C-10-9             13D                      Page 5 of 6 Pages







                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Dated:        August 7, 1998

              Signature:       /s/ Kathleen Margaret Dolan
                               By William A. Frewin, Jr.
                               --------------------------------
              Name/Title:      Kathleen Margaret Dolan,
                               individually, as a Trustee
                               of each of the following Trusts:
                                 Dolan Descendants Trust
                                 DC Kathleen Trust
                               and as a Director of the
                               Dolan Children's Foundation
                               By William A. Frewin, Jr., as
                                 attorney-in-fact